STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.



WITNESS my hand and official seal of the Department of State, at the City of Albany, on November 4, 2015.



Anthony Giardina

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/13

CERTIFICATE OF AMENDMENT
OF
THE CERTIFICATE OF INCORPORATION
OF
DIGITAL DIRECT IR, INC.
Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is: Digital Direct IR, Inc. The name under which the corporation was formed is: Public Service Solutions, Inc.

SECOND: The date of filing of the certificate of incorporation with the Department of State is: February 25, 1998.

THIRD: The amendments effected by this certificate of amendment are as follows:

(i) Paragraph Fourth of the Certificate of Incorporation relating to the aggregate number of shares which the corporation has the authority to issue is hereby amended. Prior to this amendment, the corporation had the authority to issue 200 shares, no par value and following such amendment the corporation will have the authority to issue 1,000,000 shares, $.001 par value per share. All such shares are common stock. Prior to this amendment all shares of the corporation were issued and outstanding. In connection herewith, the corporation approved a 500 to 1 stock split of its issued and outstanding shares. Following the stock split, 900,000 shares of common stock shall be authorized but unissued. Paragraph Fourth of the Certificate of Incorporation is now deleted in its entirety and replaced with the following:

Fourth: The aggregate number of shares which the corporation shall have the authority to issue is 1,000,000 shares with $.001 par value per share.

(ii) A new Paragraph Seventh is hereby added to the Certificate of Incorporation which shall read in its entirety as follows:

Seventh: Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

FOURTH: The certificate of amendment was authorized by: The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

In Witness Whereof, the undersigned has executed this Certificate of Amendment as of November 2nd, 2015.



Peter Kaufman, President

CERTIFICATE OF CHANGE

OF

PUBLIC SERVICE SOLUTIONS INC.

Under Section 805-A of the Business Corporation Law

FIRST: The name of the corporation is Public Service Solutions Inc.

SECOND: The certificate of incorporation was filed by the Department of State on February 25, 1998.

THIRD: The change effected hereby is that the name of the corporation is hereby changed to Digital Direct IR, Inc.

FOURTH: The change was authorized by the board of directors.



_____
(Signature)



Peter Neil Kaufman
(Name of Signer)

President
(Title of Signer)